    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1997

                                               SECURITIES ACT FILE NO. 333-15973
                                        INVESTMENT COMPANY ACT FILE NO. 811-5870

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  59019R 10 5
                     (CUSIP Number of Class of Securities)

                                 ARTHUR ZEIKEL
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
 (Name, Address and Telephone Number of Person Authorized toReceive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       PATRICK D. SWEENEY, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011
                                      SEPTEMBER 23, 1997
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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
Transaction Valuation:  $175,175,000(a)  Amount of Filing Fee:    $35,035(b)(c)

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(a) Calculated as the aggregate maximum purchase price to be paid for 17,500,000 shares in the offer, based upon the net asset value per share ($10.01) at October 2, 1997.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

(c) $25,050 was previously paid with the initial filing of the Schedule 13E-4 on September 23, 1997.

 / /
   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ________________________________________________________
Form or Registration No.: ______________________________________________________
Filing Party: __________________________________________________________________
Date of Filing: ________________________________________________________________

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
    This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Tender Offer Statement") of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") filed on September 23, 1997 with the Securities and Exchange Commission with respect to the Fund's Offer to Purchase, dated September 23, 1997 (the "Offer to Purchase"), up to 12,500,000 shares of common stock, par value $0.10 per share (the "Shares"). The Offer to Purchase has been incorporated by reference into Items 1, 2, 3, 7 and 8 of the Tender Offer Statement. The amendment will be disseminated to security holders by means of an advertisement to be published on October 7, 1997 in THE WALL STREET JOURNAL and included as Exhibit (a)(1)(i) to this Amendment No. 1. A Supplement, dated October 7, 1997, to the Offer to Purchase (the "Supplement") is included as Exhibit (a)(1)(ii) to this Amendment No. 1.

                          AMENDMENTS TO SCHEDULE 13E-4

ITEM 1. SECURITY AND ISSUER.

    The Supplement, which is incorporated herein by reference in its entirety, amends the Offer to Purchase to reflect that on October 7, 1997 the Offer is increased from up to 12,500,000 Shares to up to 17,500,000 Shares.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Supplement, the third full paragraph of which is incorporated herein by reference, amends Section 9 of the Offer to Purchase to reflect that the maximum aggregate purchase price if 17,500,000 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $175,175,000.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    On August 11, 1997, Kevin A. Ryan, a Director of the Fund, purchased 897 shares of common stock of the Fund. Such purchase took place within 40 business days of the date of the Tender Offer Statement, and was inadvertently omitted therefrom.

ITEM 8. ADDITIONAL INFORMATION.

    (e) The Supplement is incorporated herein by reference in its entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1)        (i)  Advertisement to be printed in THE WALL STREET JOURNAL.
                 (ii)  Supplement, dated October 7, 1997, to the Offer to Purchase, dated
                       September 23, 1997.
    (a)(2)             Amended Form of Letter of Transmittal.
    (a)(3)             Amended Letter to Stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MERRILL LYNCH SENIOR FLOATING RATE FUND,
                                                  INC.

                                                  By     /s/ TERRY K. GLENN
                                                     ...........................

                                                     (Terry K. Glenn, Executive
                                                          Vice President)

October 7, 1997

                                 EXHIBIT INDEX

  EXHIBIT
-----------
(a)(1)(i)    Advertisement to be printed in THE WALL STREET JOURNAL
(a)(1)(ii)   Supplement, dated October 7, 1997, to Offer to Purchase, dated September 23, 1997
(a)(2)       Amended Form of Letter of Transmittal
(a)(3)       Amended Letter to Stockholders